May 23, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 4561

Attn:	Barbara C. Jacobs, Assistant Director

Matthew Crispino, Staff Attorney

Melissa Feider, Staff Accountant

Re:	Zillow, Inc.

Registration Statement on Form S-1

Filed April 18, 2011

File No. 333-173570

Dear Ms. Jacobs:

We are submitting this letter on behalf of Zillow, Inc. (the “Company” or “Zillow”) in response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 13, 2011 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 1 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein.

May 23, 2011

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Unless otherwise indicated, page references in the text of this letter correspond to the pages of the Registration Statement.

General

1.	We are in receipt of your request for confidential treatment dated April 18, 2011 in connection with Exhibit 10.11. Comments, if any, will be issued in a separate letter. Any comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

Response: The Company acknowledges that comments, if any, on the request for confidential treatment in connection with Exhibit 10.11 must be resolved and its application complete before the Commission may accelerate the effective date of the Registration Statement.

2.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

Response: The Company acknowledges that it may receive new and additional comments once it amends the Registration Statement to include a price range.

3.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. See Question 101.02 of our Security Act Forms Compliance and Disclosure Interpretations, available on our website.

Response: The Amendment includes the graphical materials that the Company intends to use in the prospectus. The Company acknowledges that upon the Commission’s review of such materials, the Commission may have further comments.

4.	Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Response: The Amendment includes updates to the Company’s financial statements pursuant to Rule 3-12 of Regulation S-X.

May 23, 2011

Cover Page

5.	Please revise the outside front cover page of the prospectus to disclose the controlling interests of your founders, Messrs. Barton and Frink, and the different voting rights associated with the dual class structure of your common stock (i.e., Class A has one vote per share while Class B has 10 votes per share). Please provide similar disclosure in the “offering” section of the prospectus summary on page 6.

Response: The Company has revised the outside front cover page of the prospectus to disclose the controlling interests of the Company’s founders, Messrs. Barton and Frink, and the different voting rights associated with the dual class structure of the Company’s capital stock. The Company has similarly revised the “offering” section of the prospectus summary.

Prospectus Summary, page 1

Our Company, page 1

6.	We note the definition of “unique users” appearing on page 37 of the prospectus. Please also define this term where it first appears in the prospectus summary. Please tell us how you ensure that a user who visits your website and uses a mobile application in the same month, or visits your website or uses your mobile applications multiple times in the same month, is not counted more than once.

Response: The Company counts a unique user the first time a computer or mobile device with a unique IP address accesses the Company’s website or one of the Company’s mobile applications during a calendar month. If an individual accesses the Company’s website or mobile applications using different IP addresses within a given month, the first access by each such IP address is counted as a separate unique user. The Company uses Omniture analytical tools to measure its unique users. The Company has revised the disclosure to address the Staff’s comment.

7.	Please provide support for the following claims made in this section:

•	You are the “leading” real estate information marketplace;

•	Your database attracts “an active and vibrant community” of users;

May 23, 2011

•	You provide services to your users through your “industry-leading mobile applications”;

•	You operate the “most popular” real estate applications across iPhone, iPad Android and BlackBerry; and

•	Your automated home valuation models are “industry-leading.”

You are the “leading” real estate information marketplace

Response: The Company believes it is the leading real estate information marketplace based on several metrics that track the size and popularity of its real estate network and mobile applications.

First, the Company operates the largest online real estate network on the Web, the Yahoo!-Zillow Real Estate Network, whereby the Company is the exclusive provider of real estate listings for consumers across both sites and the Company sells advertising to real estate professionals across both sites. The Company defines “largest” as having the largest number of monthly unique users in the real estate category, as measured by the May 16, 2011 report generated by comScore Media Metrix. Specifically, the April 2011 comScore Media Metrix Key Measures – Ranked Category report shows the Yahoo!-Zillow Real Estate Network as the largest entity in the category with 21.35 million unique users; second in the category is the Move Network with 14.15 million unique users. The Company is supplementally providing the Staff with a copy of the relevant data taken from the May 16, 2011 report generated by comScore Media Matrix (the “comScore report”). Pursuant to Rule 418(b) of the Securities Act of 1933, as amended (the “Securities Act”), the comScore report is being provided to the Staff on a supplemental basis only and is not to be deemed filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the comScore report pursuant to Rule 418(b) promulgated under the Securities Act upon the completion of its review.

Second, the Company believes it is leading in the adoption and usage of its mobile applications. While there are no third-party sources that report mobile application downloads or usage data across the real estate category, the Company has compared download and usage statistics with published reports from its largest mobile real estate competitor, Realtor.com (operated by Move, Inc.). On April 26, 2011, Realtor.com announced in a press release that they had obtained 3.6 million downloads of their mobile applications, with “10 properties viewed every second on a Realtor.com mobile app.” As of April 26, 2011, Zillow mobile applications had been downloaded more than 5 million times, with an average of 1,720,137 properties viewed per day during the month of April;

May 23, 2011

this translates to 20 properties viewed every second on Zillow mobile applications. The Company is supplementally providing the Staff with a copy of the April 26, 2011 press release of Realtor.com. Pursuant to Rule 418(b) of the Securities Act, such press release is being provided to the Staff on a supplemental basis only and is not to be deemed filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return such press release pursuant to Rule 418(b) promulgated under the Securities Act upon the completion of its review.

Your database attracts “an active and vibrant community” of users

Response: The Company believes its database attracts an active and vibrant community of users. The Company’s large and engaged user community, both consumer and professional, contributes relevant, unique content every day, complementing its living database with reviews of real estate and mortgage professionals and contributions to its real estate advice forums and home information. For example, as of April 30, 2011, the Company’s users had submitted more than 40,000 reviews of local real estate agents, more than 8,800 reviews of mortgage professionals, and more than 380,000 questions and answers in the Company’s discussion forum, Zillow Advice. User-generated content from owners, agents and others continually enriches the Company’s database with photos and additional property information. For example, as of April 30, 2011, individuals and businesses that use Zillow have updated information on more than 27 million homes in the Company’s database and added more than 50 million home photos. The Company’s more than 20 million monthly unique users are active and vibrant in the amount of information they contribute to the Company’s website and in their interactions with each other on the Company’s website.

You provide services to your users through your “industry-leading mobile applications”

and

You operate the “most popular” real estate applications across iPhone, iPad, Android and Blackberry

Response: The Company believes it is leading in the adoption and usage of its mobile applications. While there are no third-party sources that report mobile application downloads or usage data across the real estate category, the Company has compared download and usage statistics with published data from its largest mobile real estate competitor, Realtor.com (operated by Move, Inc.). On April 26, 2011, Realtor.com announced in a press release that they had obtained 3.6 million downloads of their mobile

May 23, 2011

applications, with “10 properties viewed every second on a Realtor.com mobile app.” As of April 26, 2011, Zillow mobile applications had been downloaded more than 5 million times, with an average of 1,720,137 properties viewed per day during the month of April; this translates to 20 properties viewed every second on Zillow mobile applications.

The Company is supplementally providing the Staff with a copy of the April 26, 2011 press release of Realtor.com. Pursuant to Rule 418(b) of the Securities Act, such materials are being provided to the Staff on a supplemental basis only and are not to be deemed filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return such information pursuant to Rule 418(b) promulgated under the Securities Act upon the completion of its review.

Your automated home valuation models are “industry-leading”

Response: The Company believes its automated home valuation models are industry-leading among publicly available automated home valuation models based on the number of unique users of its website compared to other publicly available home valuation models. The Company believes it has developed industry-leading automated home valuation models based on the number of unique users of its website compared to eppraisal.com, the only other company that provides data from a publicly available automated home valuation model. For example, according to data published by comScore, Inc. on May 16, 2011, Zillow received more than 11 million unique users to its website (excluding visitors on mobile devices) in April 2011, whereas eppraisal.com received 60,000 unique visitors during the comparable period. The Company is supplementally providing the Staff with a copy of the comScore report. Pursuant to Rule 418(b) of the Securities Act, the comScore report is being provided to the Staff on a supplemental basis only and is not to be deemed filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the comScore report pursuant to Rule 418(b) promulgated under the Securities Act upon the completion of its review.

Our Opportunity, page 2

8.	With respect to third-party statements in the prospectus, such as the data attributed to the National Association of Realtors and Borrell Associates in this section, supplementally provide us with support for such statements. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus. Also, please tell us if you commissioned any of the reports you cite. Please ensure that you disclose in the prospectus the dates of all the reports that you cite.

May 23, 2011

Response: The Company has revised the prospectus to include the dates of third-party reports cited. The Company is supplementally providing the Staff copies of the studies and reports cited in the Registration Statement (the “Supporting Materials”), with the requested highlighting and cross-referencing. Pursuant to Rule 418(b) of the Securities Act, the Supporting Materials are being provided to the Staff on a supplemental basis only and are not to be deemed filed with or deemed part of the Registration Statement. In connection with the Company’s submission of the Supporting Materials, the Company respectfully requests confidential treatment for certain of the Supporting Materials pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. The Company also respectfully requests that the Staff return the Supporting Materials pursuant to Rule 418(b) promulgated under the Securities Act upon the completion of its review.

The Company did not commission any of the Supporting Materials.

Risk Factors, page 11

“We may be unable to maintain or establish relationships with data providers…,” page 13

9.	Please clarify the type of data that you license from third-party providers. Also, please provide us with your analysis as to whether you are substantially dependent upon your license agreements with any third-party provider. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, we note the disclosure in Note 11 to your financial statements that you entered into two significant arrangements in 2007 to purchase licensed data for use on your website.

Response: The Company obtains real estate data, such as sale transactions, property descriptions, tax-assessed value and property taxes paid, from third-party data providers. This data is used by the Company to enable its development, maintenance and improvement of information services, including Zestimates, Rent Zestimates and its living database of homes. The Company has revised this risk factor to clarify the type of data licensed from third-party providers.

As indicated in the risk factor discussion, the inability to renew these licenses on favorable terms, or at all, has the potential to result in harm to the Company’s business, results of operations and financial condition because it could disrupt the supply of data used in the Company’s products and services. However, the Company manages its

May 23, 2011

relationships with third-party data providers to minimize the risk of such disruption and to enable the Company to be able to procure the data from alternative sources if necessary. Agreements with data providers are entered into by the Company in the ordinary course of its business. The Company believes there are multiple sources from which it can obtain the real estate data necessary to provide its services at a cost and within a period that it believes would not be materially adverse to the Company’s business, results of operations and financial condition. Accordingly, the Company has concluded that it is not substantially dependent upon any of one of its existing agreements with third-party data providers. Therefore, the Company believes these agreements are not required to be filed as exhibits to the Registration Statement under Item 601(b)(10)(ii)(B) of Regulation S-K or otherwise.

Currently, the Company maintains license agreements with two main data providers that aggregate real estate data on a national basis from public sources, primarily from county tax and assessor records. The data provided by these parties is largely overlapping, particularly with respect to the most populated regions of the United States that are most important to the Company’s business. In addition to improving the accuracy of the data used in the Company’s services, the redundancies in the data the Company licenses from these parties provide a back-up source should one of the data providers cease to provide their data to the Company. Moreover, the Company has determined that if any of its current main data providers were unable to meet the Company’s data requirements, the Company would be able to procure the necessary data from other third-party data providers. The Company has identified another data provider that aggregates data on a national level, which would provide comparable coverage to that provided by the Company’s existing data providers. In addition, the Company is aware that there are many providers that aggregate data over other geographic areas, including at the regional or multi-state, state and county levels. In addition, because the data provided by the Company’s two main current data providers is aggregated from public sources, the Company could, if necessary, obtain the data directly from those public sources.

The Company disclosed in Note 11 to the Notes to Financial Statements that it entered into two significant arrangements to purchase licensed data to populate its website to enhance investor understanding of the Company’s purchase commitments. This disclosure identifies the two commitments that are significant for purposes of the analysis of commitments and contingencies in the financial note disclosure, which is not determinative of whether the contracts are those upon which the Company is substantially dependent. Moreover, the Commission has recognized that a registrant’s reference in its disclosures to a particular contract does not subject the contract to a filing requirement under Item 601(b)(10). In Securities Act Release No. 6149 (November 16, 1979), the

May 23, 2011

Commission proposed amendments to the then-existing determination of a material contract used for exhibit filing purposes. In its discussion, the Commission noted its deletion of the requirement that any contract specifically referred to in the registration statement be deemed a material contract and filed as an exhibit. In explaining the deletion, the Commission stated that it has always encouraged registrants, in addition to specifically required disclosure, to discuss in their filings whatever additional information they felt was appropriate in describing the registrant’s business or operations. The Commission has determined that the mere mention of such contracts should not impose an exhibit filing requirement.

The Company notes that it has corrected reference to the dates in Note 11, which is now Note 13 to the Notes to Financial Statements, to reflect that one of the agreements was entered into in 2005.

“Our dedication to making decisions based primarily on the best interests of consumers…,” page 14

10.	Please revise this risk factor to provide examples of how your philosophy of putting customers first could negatively impact your relationships with advertisers.

Response: The Company has revised the risk factor to provide examples of how its philosophy of putting customers first could negatively impact its relationships with advertisers.

“Confidentiality agreements with employees and others may not adequately prevent disclosure…,” page 18.

11.	Please file any confidentiality agreements with your officers or directors as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company will file as exhibits the forms of confidential information, inventions, nonsolicitation and noncompetition agreement applicable to its executive officers. The Company’s non-employee directors have not entered into confidentiality agreements with the Company.

May 23, 2011

“We expect our results of operations to fluctuate…,” page 19

12.	Please revise this risk factor to omit the comprehensive list of factors that could cause fluctuations in your operating results. Many of these risks are repeated elsewhere in the Risk Factor section as separate risks and are not necessary to explain this risk. To the extent that any of the risks identified in this risk factor are not discussed elsewhere and pose a material risk to investors or your business, you should discuss each such risk separately.

Response: The Company has revised the risk factor accordingly.

Market, Industry and Other Data, page 26

13.	We note your statement in the introductory paragraph of this section that you have not independently verified any third-party information included in the prospectus and cannot assure its accuracy or completeness. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Response: The Company has revised the disclosure accordingly.

Use of Proceeds, page 27

14.	We note that you currently intend to use the proceeds from this offering for working capital, sales and marketing activities, general and administrative matters and capital expenditures. Please revise to provide the approximate dollar amount that you plan to use for the purposes you have identified.

Response: As noted in the Company’s disclosure under “Use of Proceeds,” the Company intends to use the net proceeds of the offering for general corporate purposes, which may include working capital, sales and marketing activities, general and administrative matters and capital expenditures. The Company respectfully advises that it is not able to quantify the approximate amount of the proceeds that will be devoted to particular uses at this time because the Company has not made specific determinations regarding the amount or type of any such expenditure. In light of this uncertainty, and pursuant to the requirements of Item 504 of Regulation S-K, the Company has disclosed that the principal purposes of the offering are to increase the financial flexibility of the Company, increase the Company’s visibility in the marketplace and create a public market for the Company’s Class A Common Stock. In addition, the Company has revised the disclosure to clarify that it is not able to identify the amount of proceeds that will be applied to any

May 23, 2011

particular purpose. If, prior to the effective date of the Registration Statement, the Company determines the approximate amount of proceeds to be used for a particular purpose, it will revise the prospectus accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Overview, page 36

15.	We note your disclosure in the risk factor on page 12 that you are dependent upon the real estate market, which has been in decline since 2007. We also note your disclosure on page 5 that in February of this year, you launched your strategic relationship with Yahoo! Real Estate, through which you provide real estate listings and have exclusive rights to sell subscription advertising and certain graphical advertising throughout the Yahoo! Real Estate website. Tell us what consideration you gave to discussing these known trends and events and indicating whether they are reasonably likely to have a material effect on your liquidity, capital resources and/or results of operations. Refer to See Item 303 of Regulation S-K and Release No. 33-8350. Revise your disclosures as necessary.

Response: The Company included a risk factor relating to the real estate industry because it believes that events in the real estate or mortgage industry may impact its business and results of operations. Some of these risk factors include changes in mortgage interest rates and declines in the real estate market. The Company has limited operating history to determine what impact further macro-economic pressures on the real estate market or a recovery of the real estate market will have on its results of operations or financial condition.

With respect to consideration of disclosing the Yahoo! partnership, the Company believes that consummating the partnership will provide economic benefits to the Company. The Company expects this partnership to have a positive impact on Marketplace revenues; however, because it is so early in the relationship, having just launched the partnership in February 2011, the Company has little operating history to determine what the extent of the impact of such partnership will be. Per the Staff’s comment, the Company has revised the disclosure accordingly.

May 23, 2011

Results of Operations, page 40

16.	We note that the revenue growth in Display revenues was attributable to the increase in the number of unique users, which increased the number of impressions available for sale and advertiser demand. If you disclose the number of unique users on page 4, please explain why the three month average is an appropriate period to use when comparing annual result (i.e. why is a twelve month average not relevant). Please revise to disclose the quantitative increase in your unique users. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response: The Company believes that disclosing the three month average of unique users at a quarter end alongside annual results is appropriate for the following reasons.

1)	Management disclosed this unique user metric for eight sequential quarters within the Quarterly Results of Operations alongside related quarterly revenues and earnings. The Company expects that the unique user metric will also continue to be presented each quarter going forward along with quarterly results of operations. A reader will be able to review and analyze the quarterly historical trends of this metric in the context of the quarterly results both on a sequential basis and also on a year-over-year basis as included with the filing of the Company’s first quarter 2011 results.

2)	Management believes that reporting this unique user metric for the fourth quarter, when annual results are presented, alongside the Company’s other reported metric, Premier Agent Subscribers at period-end, creates comparability and consistency in the periodicity of the reported metrics when a reader reviews the Company’s annual historical results of operations.

3)	Management also believes that the unique user metric growth rate can impact revenue and therefore believes that presenting that metric can assist the reader in analyzing one factor relevant to revenue growth. As a result, the Company believes it is useful to the reader to present the revenue growth rate and unique user metric growth rate together. Revenues for the year ending December 31, 2010 grew by 74% while the average unique users for the three months ending December 31, 2010 grew by 66%. Revenues for the quarter ending March 31, 2011 grew by 111% while the average unique users for the three months ending March 31, 2011 grew by 90%.

The Company has revised its disclosures in the MD&A to include the quantitative increase in its unique user metrics.

May 23, 2011

Liquidity and Capital Resources, page 46

17.	We note that your loan and security agreement with Silicon Valley Bank is secured by substantially all your assets other than your intellectual property. Please add an appropriate risk factor.

Response: The Company has revised the disclosure to include this risk factor in response to the Staff’s comment.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 49

18.	When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response: The Company confirms that it will provide the requested information when the proposed IPO price range is established.

19.	Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any. Supplementally, provide us with your growth rate assumptions used in your most recent valuation analysis.

Response: The Company confirms that it will provide the requested information when the proposed IPO price range is established.

20.	Tell us the names and prices of publicly traded securities of comparable companies used in your valuation analysis for fiscal 2010 and subsequent equity issuances. In your response, please explain how they quantitatively impacted the calculation of market multiples used in your fair value analysis of underlying common stock for your stock options.

Response: The Company is supplementally providing the Staff with the names of the publicly traded companies used in the valuation analyses performed by the Company’s third-party valuation firm for 2010 and subsequent equity issuances (the “List of Comparables”). Pursuant to Rule 418(b) of the Securities Act, the List of Comparables is

May 23, 2011

being provided to the Staff on a supplemental basis only and is not to be deemed filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the List of Comparables pursuant to Rule 418(b) promulgated under the Securities Act upon the completion of its review.

These comparables were used primarily to determine the terminal value for the Company under the discounted cash flow valuation methodology. Enterprise value as a multiple of historical and projected revenues and EBITDA was calculated for each of the comparable companies. The resulting multiples were then used to establish a mean and a median multiple from which the multiple used in determining the Company’s residual value and enterprise value was derived. The multiples of the Company’s last twelve months’ EBITDA obtained from this analysis were 14, 12 and 13 for the valuations as of March 1, 2010, June 30, 2010 and December 31, 2010, respectively. These multiples were applied to the Company’s 2014 projected EBITDA, in the case of the March and June 2010 valuations, and 2015 projected EBITDA, in the case of the December 2010 valuation, to arrive at the estimated future terminal value, which was then discounted back to a present value equivalent.

21.	Revise to disclose whether your valuations were either contemporaneous or retrospective.

Response: The Company has revised its disclosure to disclose that the valuations were contemporaneous in response to the Staff’s comment.

Business, page 55

Technology and Infrastructure, page 66

22.	Please file any agreements with your web hosting provider as exhibits to the registration statement or tell us why this is not required. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company has determined that its agreement with its web hosting provider is not required to be filed because the contract was made in the ordinary course of business, is not material to the Company’s financial condition or operating results and does not fall within any of the categories set forth in Item 601(b)(10((ii)(A) through (D). In particular, with respect to Item 601(b)(10)(ii)(B), the Company does not believe that its business is substantially dependent on its contract with its web hosting provider.

May 23, 2011

Web hosting services are generally available from a number of different service providers and the Company believes that, if necessary it could transition the services provided by its web hosting provider to another such service provider without undue hardship. The Company notes that, in its review of its current web hosting provider, it has carefully reviewed the market for comparable web hosting services and has determined that if necessary, the Company could change its hosting provider without difficulty. As a result of its review of comparable hosting providers, the Company believes that the market for such services has become more competitive over time. Accordingly, the Company believes its agreement with its web hosting provider is not required to be disclosed pursuant to Item 601(b)(10) of Regulation S-K.

Executive Compensation, page 76

Employment Arrangements, page 80

23.	Please confirm that you will file any employment agreements with your named executive officers that are executed prior to completion of this offering as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: The Company is filing as exhibits to the Amendment the employment agreements it has entered into with certain of its executive officers.

Certain Relationships and Related Person Transactions, page 91

24.	Please tell us the exemption from registration on which you will rely in connection with the private offering. Also, provide us with an analysis regarding why the concurrent private offering should not be integrated into your public offering. Refer to Securities Act Release No. 8828 (Aug. 10, 2007) and Question 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations.

Response: The Company respectfully submits that the concurrent private offering (the “Private Offering”) is exempt from registration pursuant to Section 4(2) of the Securities Act and Rule 506 promulgated thereunder and should not be integrated into the Company’s public offering (the “IPO”). To make this determination, the Company relied on the Commission’s guidance in Securities Act Release No. 8828 (Aug. 10, 2007) (the “Release”) as well as the Staff’s Compliance and Disclosure Interpretations, Securities Act Section, Question and Answer 139.25 (the “Interpretation”). The Release provides that “the filing of a registration statement does not, per se, eliminate a company’s ability

May 23, 2011

to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.” The Interpretation advises that, to determine the availability of the Section 4(2) exemption for an unregistered concurrent private offering, the analysis should focus on whether the investors participating in the private offering were solicited by the registration statement or through some other means that would not otherwise foreclose the availability of the exemption. According to the Interpretation, “if the investors in the private offering become interested in the private offering through some means other than the registration statement — for example, there is a substantive, pre-existing relationship between the investors and the company — then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering.” Based on these principles, the Company determined that the Private Offering is exempt from registration pursuant to Section 4(2) and Rule 506 promulgated thereunder and should not be integrated into the IPO.

The only investors in the Private Offering will be funds affiliated with Technology Crossover Ventures (the “TCV Funds”), and PAR Investment Partners, L.P. (“PAR”). Each of these investors is an “accredited investor” as defined under Rule 501 promulgated under the Securities Act. The TCV Funds have been shareholders of the Company since October 2005, when the Company conducted its first preferred stock financing, and have participated in each of the two subsequent rounds of preferred stock financing in July 2006 and September 2007. In addition, since the initial investments by the TCV Funds in October 2005, Jay Hoag, a General Partner at Technology Crossover Ventures, has served on the Company’s Board of Directors. Accordingly, there is a substantive, pre-existing relationship between the TCV Funds and the Company. Moreover, the TCV Funds became interested in investing in the Private Offering based on Mr. Hoag’s knowledge of the Company and discussions between Mr. Hoag and the Company’s management prior to the filing of the Registration Statement. The Company therefore concluded that the TCV Funds became interested in the Private Offering through means other than the Registration Statement.

The Company also has a substantive, pre-existing relationship with PAR, which has been a shareholder of the Company since July 2006 when it invested in the Company’s Series B round of preferred stock financing. PAR also participated in the Company’s Series C round of preferred stock financing in September 2007. Since July 2006, PAR has had a contractual right to appoint an observer to the Company’s Board of Directors. Under an investors’ rights agreement entered into among the Company and certain shareholders of the Company, including the TCV Funds and PAR, both the TCV

May 23, 2011

Funds and PAR have contractual rights to participate in certain financing transactions involving the issuance by the Company of its capital stock, including the Private Offering. As required by the investors’ rights agreement, the Company notified PAR of its right to participate in the Private Offering and PAR elected to exercise its participation rights, all prior to the filing of the Registration Statement. Accordingly, PAR became interested in the Private Offering through direct contact by the Company pursuant to pre-existing contractual provisions and not by means of the Registration Statement.

In reliance on the Commission’s guidance in the Release and the Interpretation as applied to the facts and circumstances presented above, the Company believes that the Private Offering is exempt from registration pursuant to Section 4(2) of the Securities Act and Rule 506 promulgated thereunder and should not be integrated into the IPO.

Principal and Shareholders, page 93

25.	Footnotes 10, 14 and 15 disclaim beneficial ownership except to the extent of pecuniary interest. Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Exchange Act Rule 13d-3(a). Please revise.

Response: The Company has revised footnotes 10, 14 and 15 to the beneficial ownership table accordingly.

Consolidated Financial Statements

Balance Sheets, page F-3

26.	Pursuant to Rule 5-02(20) of Regulation S-X, revise to state separately, in the balance sheet or in a note thereto, any item in excess of 5 percent of total current liabilities that is classified in accrued expenses. Such items may include, but are not limited to, accrued payrolls, accrued interest, taxes, etc. Remaining items may be shown in one amount.

Response: Pursuant to Rule 5-02(20) of Regulation S-X, the Company has revised the balance sheet to state separately any item in excess of 5 percent of total current liabilities that was previously classified in accrued expenses.

May 23, 2011

Note 6. Intangible Assets, page F-15

27.	Please explain further the following as it relates to your purchased data content and cite the specific literature that supports your accounting for each:

•

Tell us how you determine which data licenses to capitalize and which you expense when purchased. For those licenses that you capitalize, explain further how the licenses can be directly linked to revenues earned from your website;

•

Tell us how you determine the amortization period for the data obtained with perpetual rights and the data provided through license agreements and how you determined that straight line amortization is appropriate; and

•

Tell us how you assess your capitalized purchased content for impairment including whether each individual piece of content represents a separate unit of accounting for purposes of evaluating impairment.

Response: The Company capitalizes all data licenses that provide future economic benefit in accordance with the definition of an asset per Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, including data obtained with perpetual rights. The information provided by the Company’s data licenses supports the Company’s ability to create Zestimates and Rent Zestimates, which form the foundation of the Company’s products and services. Certain of the data used in the Zestimates, Rent Zestimates and database of homes is used for many years, which supports capitalization of the related license. The Company expenses the costs of certain licenses as the costs are incurred when the related data is provided to the Company on a subscription basis, as the Company would immediately lose rights to such data if it were to cancel its subscription and/or cease making payments under the subscription agreement.

Both the consumer traffic to the Company’s website and mobile applications and the advertisers who place advertisements to reach those consumers are largely dependent on content that the Company purchases to populate the website and the Company’s database of homes. An inability to continue to provide valuable content to the Company’s consumers from its various data providers would significantly impact the Company’s ability to generate revenues as consumer traffic to the website and its mobile applications would deteriorate. Marketplace professionals and display partners purchase advertising on our website and mobile applications so that they can create valuable connections and expose their brands to our consumers. Our consumer traffic is driven by interest to interact with our website and mobile applications because of the information services that are available on our platform. Those information services are largely derived from data that we purchase from a number of data providers, including maps, home details, parcels, aerial imagery and similar information.

May 23, 2011

The amortization period for the data obtained with perpetual rights and the data provided through license agreements is based on the Company’s best estimate of the useful life in accordance with ASC 350, Intangibles – Goodwill and Others. The estimated useful life is determined based on the Company’s consideration of a variety of factors including, but not limited to, the Company’s assessment of the expected use of the asset to the Company, contractual provisions that may limit the useful life such as the potential right to receive updates to data, as well as an assessment of when the data is expected to become obsolete based on the Company’s considerations of the home ownership lifecycle and the Company’s understanding of the demand by its users for the most relevant, current information.

In accordance with ASC 350, the Company evaluates the useful life of its capitalized purchased data content each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of the asset’s useful life is changed, the carrying amount of the asset is amortized prospectively over the revised useful life. As the pattern of delivery of the economic benefits of the data cannot reliably be determined given that the Company does not have the ability to reliably predict future traffic to its website and mobile applications, a straight-line amortization method has been used in accordance with ASC 350.

The Company reviews its capitalized purchased content for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable as disclosed in Note 2 to the Notes to Financial Statements. We consider each data license to be a separate unit of accounting in our review for impairment.

Note 8. Shareholders’ Equity, page F-18

28.	You indicate on page F-19 that convertible preferred stock is classified in shareholders’ equity since any form of redemption is within the control of the holders of Class A and Class B common stock. However, we note Section 2.2(c) of Exhibit 3.1 indicates these securities are not redeemable. Please clarify your disclosure, as it appears to be inconsistent with the terms of your convertible preferred stock.

Response: The language in the Notes to Financial Statements has been revised to clarify that the Company has classified the Series A, B and C convertible preferred stock within shareholders’ equity since the convertible preferred stock is not redeemable, and the Series A, B and C convertible preferred shareholders do not have the right to effect a deemed liquidation of the Company.

May 23, 2011

Note 10. Net Loss Per Share Attributable to Common Shareholders, page F-22

29.	We note that you have convertible preferred stock. Tell us how you considered ASC 260-10-45-68 in determining whether your preferred stock is participating and should be included in the computation of basic earnings per share regardless of the fact that the company is in a net loss from operations in all periods presented. In this regard, tell us and disclose whether the Series A, B and C preferred shareholders have contractual obligations to share in the losses of the company.

Response: The Company has considered the impact of the convertible preferred stock under the two-class method, noting that there is no impact on the calculation of basic or diluted net loss per share attributable to common shareholders for the years ended December 31, 2008, 2009 and 2010 or the three months ended March 31, 2010 and 2011, as the Company has reported a net loss for each period presented. In addition, the holders of the convertible preferred stock are not contractually obligated to fund the Company’s losses and would not be obligated to pay cash without receiving any corresponding increase in the holders’ investment interest. Further, any losses incurred by the Company would not reduce the preferred shareholders’ principal or amount outstanding. The Company has revised the Notes to Financial Statements to disclose that no losses are allocated to the participating securities given that the participating security holders do not have any contractual obligation to share in or fund the losses of the Company.

30.	Additionally, we note that you have Series A, B, and C common stock outstanding. Tell us what consideration you have given to the two-class method for computing and presenting basic and diluted earnings per share for each class of your common stock pursuant to ASC 260-10-45-60B.

Response: The Company has considered the impact of the Class A common stock, Class B common stock and Class C nonvoting common stock under the two-class method for computing and presenting net loss per share attributable to common shareholders – basic and diluted. The Company has determined that there is no impact in the presentation of net loss per share attributable to common shareholders – basic and diluted given dividend rates are the same for each share of Class A common stock, Class B common stock and Class C nonvoting common stock. In addition, in the event of liquidation, dissolution, distribution of assets or winding-up of the Company, the holders of all classes of common stock have equal rights to receive the assets of the Company after the rights of the holders of the preferred stock have been satisfied.

May 23, 2011

Note 11. Commitments and Contingencies, page F-24

31.	We note that you have three legal proceedings for which you have not recorded an accrual since you believe a material loss is not probable. Please revise to disclose if there is a reasonable possibility that a loss may be incurred and, if so, disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made pursuant to paragraphs 4 and 5 of ASC 450-20-50 and SAB Topic 5Y.

Response: The language in the Notes to Financial Statements has been revised to disclose that, for the three legal proceedings for which the Company has not recorded an accrual, there is a reasonable possibility that a loss may be incurred; however, the possible loss or range of loss is not estimable.

Note 13. Subsequent Events, page F-26

32.	Pursuant to ASC 855-10-50-1, non-SEC filers should disclose (a) the date through which subsequent events has been evaluated and (b) if it is based on the date the financial statements were issued or were available to be issued. Accordingly, please revise your disclosures to provide this information, as we believe you are not considered an SEC Filer as defined in ASC 855-10-20 given that your registration statement is not yet effective.

Response: Pursuant to ASC 855-10-50-1, the Company has disclosed the date through which subsequent events have been evaluated in the Notes to Financial Statements, and the Company has indicated that the date disclosed is the date the financial statements were available to be issued.

May 23, 2011

* * * *

We greatly appreciate your response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (206) 359-8649.

Respectfully submitted,

PERKINS COIE LLP

/s/ Andrew Moore

Andrew Moore

cc (w/o enc.):	Spencer Rascoff
Kathleen Philips
Dave F. McShea
Horace L. Nash
Alan C. Smith
James D. Evans